Exhibit 21.1
NantHealth, Inc.
Subsidiaries

Name of Subsidiary	Jurisdiction of Organization

NaviNet, Inc.	Delaware
NaviNet Limited	United Kingdom
Assisteo Holding, Inc.	Delaware
AZ Home Health, LLC	Delaware
NantHealth Technologies India Private Ltd	India
NantHealth Ltd	United Kingdom
NantHealth Singapore Pte Ltd	Singapore
Nant Health Canada, Inc.	Canada
Net. Orange, Ltd	United Kingdom

Note: Subsidiary companies excluded from the above listing, if considered in the aggregate, would not constitute a significant subsidiary.